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                              May 25, 2023

       Ahmed Fattouh
       Chief Executive Officer
       InterPrivate III Financial Partners Inc.
       1350 Avenue of the Americas, 2nd Floor
       New York, NY 10019

                                                        Re: InterPrivate III
Financial Partners Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 8 2023
                                                            File No. 001-40151

       Dear Ahmed Fattouh:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 8, 2023

       Proposal No. 2 - The Redemption Limitation Amendment Proposal, page 36

   1. We note that your proposed amendment to the Charter eliminates (i) the limitation that you may not redeem
public shares in an amount that would cause your net tangible assets to be less than
$5,000,001 and (ii) the limitation that you may not consummate a business combination unless you
have net tangible assets of at least $5,000,001 (collectively, the
                                                        "Redemption
Limitation"). We further note that you state you no longer need to meet the
                                                        $5,000,001 in net
tangible assets to avoid the definition of penny stock because you are listed on the NYSE
American. However, if the amount in the trust falls below $5,000,001 as a result of
redemptions, you would likely no longer meet the NYSE/NYSE
                                                        American listing
standards. At that point it is possible you would become a penny stock.
                                                        Please revise here and
elsewhere as appropriate to clearly discuss the impact that the trust falling below
$5,000,001 would have upon your listing on NYSE American and discuss the consideration given
to this possibility in your determination that this provision is no
 Ahmed Fattouh
InterPrivate III Financial Partners Inc.
May 25, 2023
Page 2
         longer needed to avoid the definition of penny stock. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock.
2. We note that the revised merger agreement contains a clause that states that the combined trust, and any funds raised in a PIPE agreement would result in a minimum of $5,000,001 in cash. Please revise the discussion to specifically discuss how the proposed amendment would impact your ability to complete the merger. In particular, please discuss the additional risks to non-redeeming shareholders that the merger agreement may not close if additional funds are not secured.
General

3.     We note that you states on page 7 under    How are the funds in the
trust account currently
       being held?    that    ...we may determine, in our discretion, to
liquidate the securities held in
       the trust account at any time, even prior to the 24-month anniversary, and instead hold all funds in the trust account in cash, which would further reduce the dollar amount our public Review Decision stockholders would receive upon any redemption or our
       liquidation.    However, on page 18 in the investment company risk, you
state    [t]o
       mitigate the risk of us being deemed to have been operating as an unregistered investment company under the Investment Company Act, we previously instructed Continental Stock
       Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the
       U.S. government treasury obligations or money market funds held in the trust account and to hold all funds in the trust account in cash (i.e., in one or more bank accounts) until the earlier of the consummation of a business combination or our
liquidation.    Please revise
       your disclosures to address the apparent conflict regarding whether or not the trust fund already has been or may in the future be converted to cash. In particular, please revise the
FirstName LastNameAhmed Fattouh
       two discussions to be consistent. Also, please state, if true, that Continental has
Comapany    NameInterPrivate
       completed                 III Financial
                    the liquidation  of the trustPartners
                                                  accountInc.
                                                          securities holdings
and converted the
       proceeds   to
May 25, 2023 Page 2  cash  held in the trust's bank  accounts.
FirstName LastName
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed      Fattouh
             III Financial Partners Inc.
Comapany
May         NameInterPrivate III Financial Partners Inc.
     25, 2023
May 25,
Page  3 2023 Page 3
FirstName LastName
4. Please confirm that your sponsor, InterPrivate Acquisition Management III, LLC, is still not controlled by, nor does it have substantial ties with, a non-U.S. person.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Robert Arzonetti at (202) 551-8819 or Chris Windsor, Legal Branch
Chief, at (202) 551-3419 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Daniel Nussen